October 30, 2025

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

S&P Global Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2025, which was filed with the Securities and Exchange Commission on October 30, 2025.

S&P Global Inc.

/s/	Taptesh (Tasha) K. Matharu
By:	Taptesh (Tasha) K. Matharu
Deputy General Counsel
& Corporate Secretary